UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Enviva Partners, LP

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

29414J107

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 29414J107

1.	Names of Reporting Person: Enviva Development Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 942,023

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 942,023

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 942,023

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP No. 29414J107

1.	Names of Reporting Person: Enviva Holdings, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,347,161

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,347,161

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,161

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                 Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP No. 29414J107

1.	Names of Reporting Person: Enviva Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,347,161

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,347,161

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,161

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP No. 29414J107

1.	Names of Reporting Person: R/C Wood Pellet Investment Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,347,161

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,347,161

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,161

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP No. 29414J107

1.	Names of Reporting Person: Riverstone/Carlyle Renewable Energy Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,347,161

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,347,161

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,161

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 12,850,095 common units outstanding as of December 22, 2015.

CUSIP No. 29414J107

1.	Names of Reporting Person: R/C Renewable Energy GP II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,347,161

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,347,161

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,161

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 12,850,095 common units outstanding as of December 22, 2015.

Item 1.                                 Security and Issuer

This statement on Schedule 13D relates to common units representing limited partner interests (the “Common Units”) in Enviva Partners, LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive offices are located at 7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814.

Item 2.                                 Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Enviva Development Holdings, LLC, a Delaware limited liability company (“Development Holdings”), (ii) Enviva Holdings, LP, a Delaware limited partnership (“Enviva Holdings”), (iii) Enviva Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (iv) R/C Wood Pellet Investment Partnership, L.P., a Delaware limited partnership (“R/C Partnership”), (v) Riverstone/Carlyle Renewable Energy Partners II, L.P., a Delaware limited partnership (“R/C Renewable Energy Partners”), and (vi) R/C Renewable Energy GP II, L.L.C., a Delaware limited liability company (“R/C Renewable Energy GP”). The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”

(b) The principal business office for each of Development Holdings, Enviva Holdings and Holdings GP is: 7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814.  The principal business office for each of R/C Partnership, R/C Renewable Energy Partners and R/C Renewable Energy GP is: 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c) Information with respect to the executive officers and directors, if any, of each of the Reporting Persons, including name, business address, present principal occupation or employment, the organization in which such employment is conducted and citizenship, is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

R/C Renewable Energy GP is managed by a six person investment committee. R/C Renewable Energy GP is the general partner of R/C Renewable Energy Partners, which is the general partner of R/C Partnership, which is the sole member of Holdings GP, which is the general partner of Enviva Holdings. Enviva Holdings owns a 100% limited liability company interest in each of (i) Enviva MLP Holdco, LLC, a Delaware limited liability company (“MLP Holdco”), which owns 405,138 Common Units and a 100% limited liability company interest in Enviva Partners GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and (ii) Development Holdings, which owns 942,023 Common Units. Enviva Holdings also indirectly owns 100% of the incentive distribution rights representing limited partner interests in the Issuer and 11,905,138 subordinated units representing limited partner interests in the Issuer.  R/C Renewable Energy GP exercises investment discretion and control over the Common Units indirectly held by Enviva Holdings through R/C Renewable Energy Partners and R/C Partnership.

R/C Renewable Energy GP’s principal business is serving as the general partner of R/C Renewable Energy Partners and various other affiliated entities. R/C Renewable Energy Partners’ principal business is serving as the general partner of R/C Partnership. R/C Partnership was formed to be the sole member of Holdings GP. Holdings GP’s principal business is serving as the general partner of Enviva Holdings. Enviva Holdings was formed to be the sole member of MLP Holdco, Development Holdings and various other affiliated entities. Development Holdings’ principal business is developing and building wood pellet production plants and export terminals.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), MLP Holdco was the owner of a 100% limited partner interest in the Issuer. Immediately prior to the closing of the IPO, the Issuer recapitalized its limited partner interests and issued, among other things, 405,138 Common Units to MLP Holdco.

On December 11, 2015, the Issuer and a subsidiary of Enviva Holdings entered into and consummated the transactions contemplated by a Contribution Agreement (the “Contribution Agreement”) with Enviva Wilmington Holdings, LLC, a Delaware limited liability company (the “Hancock JV”) that is a joint venture between Enviva Holdings, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company.  Pursuant to the Contribution Agreement, the Hancock JV contributed to Enviva, LP, a Delaware limited partnership and a wholly owned subsidiary of the Issuer, all of the issued and outstanding limited liability company interests in Enviva Pellets Southampton, LLC, a Delaware limited liability company, for total consideration of $131 million, consisting of $116 million in cash and 942,023 Common Units.  As a result of these transactions, Development Holdings acquired 942,023 Common Units.

Item 4.                                 Purpose of Transaction

The acquisitions of Common Units by the Reporting Persons were undertaken for investment purposes.  MLP Holdco is the sole member of the General Partner and has the power to elect all of the members of the board of directors of the General Partner.

(a)         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Units or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

(b)-(j)                 The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)              The percent of class provided for each Reporting Person below is based on 12,850,095 Common Units outstanding as of December 22, 2015.

1.              Enviva Development Holdings, LLC

A.            Amount beneficially owned:  942,023

B.            Percent of class:  7.3%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 942,023
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 942,023

2.              Enviva Holdings, LP

A.            Amount beneficially owned:  1,347,161

B.            Percent of class:  10.5%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,347,161
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,347,161

3.              Enviva Holdings GP, LLC

A.            Amount beneficially owned:  1,347,161

B.            Percent of class:  10.5%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,347,161
iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,347,161

4.              R/C Wood Pellet Investment Partnership, L.P.

A.            Amount beneficially owned:  1,347,161

B.            Percent of class:  10.5%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,347,161
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,347,161

5.              Riverstone/Carlyle Renewable Energy Partners II, L.P.

A.            Amount beneficially owned:  1,347,161

B.            Percent of class:  10.5%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,347,161
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,347,161

6.              R/C Wood Pellet Investment Partnership, L.P.

A.            Amount beneficially owned:  1,347,161

B.            Percent of class:  10.5%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,347,161
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,347,161

Enviva Holdings owns a 100% limited liability company interest in Development Holdings.  R/C Renewable Energy GP is the general partner of R/C Renewable Energy Partners, which is the general partner of R/C Partnership, which is the sole member of Holdings GP, which is the general partner of Holdings.  R/C Renewable Energy GP exercises investment discretion and control over the Common Units indirectly held by Enviva Holdings through R/C Renewable Energy Partners and R/C Partnership. R/C Renewable Energy GP’s principal business is serving as the general partner of R/C Renewable Energy Partners.  The Reporting Persons other than Development Holdings may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by Development Holdings. The Reporting Persons other than Development Holdings and Enviva Holdings may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by Enviva Holdings.

R/C Renewable Energy GP is managed by a six person investment committee consisting of David Leuschen, Pierre F. Lapeyre, Jr., Michael B. Hoffman,      Ralph C. Alexander, Daniel A. D’Aniello and Edward J. Mathias.

(c)          None.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

On December 28, 2015, the Reporting Persons entered into a Joint Filing Agreement.  A copy of the Joint Filing Agreement is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on December 28, 2015.

Contribution Agreement

On December 11, 2015, the Issuer entered into and consummated the transactions contemplated by a Contribution Agreement (the “Contribution Agreement”) with Enviva Wilmington Holdings, LLC, a Delaware limited liability company (the “Hancock JV”) that is a joint venture between Enviva Holdings, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company.  Pursuant to the Contribution Agreement, the Hancock JV contributed to Enviva, LP, a Delaware limited partnership and a wholly owned subsidiary of the Issuer, all of the issued and outstanding limited liability company interests in Enviva Pellets Southampton, LLC, a Delaware limited liability company, for total consideration of $131 million, consisting of $116 million in cash and 942,023 Common Units. As a result of these transactions, Development Holdings acquired 942,023 Common Units.

Partnership Agreement

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the General Partner and its affiliates (including the Reporting Persons) have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any units that they hold.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.  The Partnership Agreement additionally contains various provisions with respect to the Common Units and Subordinated Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Pursuant to the Partnership Agreement, if at any time the General Partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners thereof or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10, but not more than 60, days’ notice.

Registration Rights Agreement

On May 4, 2015, in connection with the IPO, the Issuer entered into a Registration Rights Agreement with MLP Holdco and Enviva Cottondale Acquisition I, LLC, a subsidiary of Enviva Holdings (“Acquisition I”).  On December 11, 2015, the Issuer entered into the First Amendment to Registration Rights Agreement (the “First Amendment”) with MLP Holdco, Acquisition I and Development Holdings. Pursuant to the Registration Rights Agreement, as amended by the First Amendment (the “Registration Rights Agreement”), the Issuer is required to file a registration statement to register the Common Units issued to MLP Holdco and Development Holdings, the subordinated units and the Common Units issuable upon the conversion of the subordinated units (collectively, the “Registrable Securities”) upon request of MLP Holdco, Development Holdings or Holders owning at least one million then-outstanding Registrable Securities. In addition, the Registration Rights Agreement gives MLP Holdco piggyback registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates and, in certain circumstances, to third parties.

Item 7.         Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated December 28, 2015
99.2

Contribution Agreement by and between Enviva Wilmington Holdings, LLC and Enviva Partners, LP dated December 11, 2015 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-37363) filed with the Commission on December 17, 2015)

99.3

First Amended and Restated Agreement of Limited Partnership of Enviva Partners, LP, dated May 4, 2015, by Enviva Partners GP, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-37363) filed with the Commission on May 4, 2015)

99.4

Registration Rights Agreement, dated May 4, 2015, by and among Enviva Partners, LP, Enviva MLP Holdco, LLC and Enviva Cottondale Acquisition I, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-37363) filed with the Commission on May 4, 2015)

99.5

First Amendment to Registration Rights Agreement, dated December 11, 2015, by and among Enviva Partners, LP, Enviva MLP Holdco, LLC, Enviva Cottondale Acquisition I, LLC and Enviva Development Holdings, LLC

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: December 28, 2015
ENVIVA DEVELOPMENT HOLDINGS, LLC

	By:	/s/ William H. Schmidt, Jr.
	Name:	William H. Schmidt, Jr.
	Title:	President, General Counsel and Secretary

ENVIVA HOLDINGS, LP

By Enviva Holdings GP, LLC, its general partner

	By:	/s/ William H. Schmidt, Jr.
	Name:	William H. Schmidt, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

ENVIVA HOLDINGS GP, LLC

	By:	/s/ William H. Schmidt, Jr.
	Name:	William H. Schmidt, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

R/C WOOD PELLET INVESTMENT PARTNERSHIP, L.P.

By Riverstone/Carlyle Renewable Energy Partners II, L.P., its general partner

By R/C Renewable Energy GP II, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY PARTNERS II, L.P.

By R/C Renewable Energy GP II, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

R/C RENEWABLE ENERGY GP II, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer and directors of the Reporting Persons also set forth below.

R/C Renewable Energy GP II, L.L.C.

Investment Committee Members

Name	Present Principal Occupation or Employment	Business Address	Citizenship
David Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	(1)	United States
Ralph C. Alexander	Partner of Riverstone Holdings LLC	(1)	United States
Daniel A. D’Aniello	Managing Director of The Carlyle Group	(2)	United States
Edward J. Mathias	Managing Director of The Carlyle Group	(2)	United States

Enviva Holdings GP, LLC

Directors

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael B. Hoffman	Partner of Riverstone Holdings LLC	(1)	United States
Ralph C. Alexander	Partner of Riverstone Holdings LLC	(1)	United States
Robin J. A. Duggan	Managing Director of Riverstone Holdings LLC	(1)	United States
Carl L. Williams	Managing Director of Riverstone Holdings LLC	(1)	United States
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(3)	United States
James W. Lintott	Chairman of Sterling Foundation Management, LLC	(4)	United States
Steven M. Dauphin	Partner of Bonaventure Capital, LLC	(5)	United States
Stephen W. Modzelewski	Managing Member of Maple Engine, LLC	(6)	United States

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(3)	United States
Thomas Meth	Executive Vice President, Sales and Marketing of Enviva Management Company, LLC	(3)	United States
Stephen F. Reeves	Executive Vice President and Chief Financial Officer of Enviva Management Company, LLC	(3)	United States
William H. Schmidt, Jr.	Executive Vice President, General Counsel and Secretary of Enviva Management Company, LLC	(3)	United States
James P. Geraghty	Vice President and Controller of Enviva Management Company, LLC	(3)	United States
Raymond J. Kaszuba III	Vice President and Treasurer of Enviva Management Company, LLC	(3)	United States
E. Royal Smith	Vice President, Operations of Enviva Management Company, LLC	(3)	United States

Enviva Development Holdings, LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(3)	United States
Thomas Meth	Executive Vice President, Sales and Marketing of Enviva Management Company, LLC	(3)	United States
Stephen F. Reeves	Executive Vice President and Chief Financial Officer of Enviva Management Company, LLC	(3)	United States
William H. Schmidt, Jr.	Executive Vice President, General Counsel and Secretary of Enviva Management Company, LLC	(3)	United States
James P. Geraghty	Vice President and Controller of Enviva Management Company, LLC	(3)	United States
Raymond J. Kaszuba III	Vice President and Treasurer of Enviva Management Company, LLC	(3)	United States
E. Royal Smith	Vice President, Operations of Enviva Management Company, LLC	(3)	United States

(1)         c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(2)         c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 200 South, Washington, D.C. 20004.

(3)         7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814.

(4)         Sterling Foundation Management, LLC, 12030 Sunrise Valley Drive, Suite 450, Reston, VA 20191

(5)   Bonaventure Capital, LLC, 820 Shades Creek Parkway, Suite 1200, Birmingham, AL 35209

(6)   Maple Engine, LLC, 1578 River Road, New Hope PA 18938